                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              BELCO OIL & GAS CORP.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                    077410108
                                 (CUSIP Number)

                                ROBERT A. BELFER
                          767 FIFTH AVENUE, 46TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 644-2200

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JUNE 8, 2001

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Check the following box if a fee is being paid with this statement [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

CUSIP NO.  077410108

         The total number of shares of common stock reported herein is 13,001,122, which constitutes 39.45% of the total number of shares outstanding. Ownership percentages set forth herein assume that at June 8, 2001 there were 32,955,650 shares of Common Stock (as defined herein) outstanding and 2,930,000 shares of Preferred Stock (as defined herein) outstanding and convertible into 3,308,556 shares of Common Stock, at a conversion rate of 1.1292 shares of Common Stock per share of Preferred Stock.


--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    ROBERT A. BELFER
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group     (a) [X]
                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only

--------------------------------------------------------------------------------
4   Source of Funds       PF

--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     NEW YORK, UNITED STATES

--------------------------------------------------------------------------------
                                7   Sole Voting Power                5,842,153

Number of Shares Beneficially   ------------------------------------------------
                                8   Shared Voting Power              3,829,596

  Owned by Each Reporting       ------------------------------------------------
                                9   Sole Dispositive Power           5,842,153

      Person With               ------------------------------------------------
                                10  Shared Dispositive Power         3,829,596

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person     9,671,749

--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                   29.35%

--------------------------------------------------------------------------------
14  Type of Reporting Person        IN

--------------------------------------------------------------------------------

CUSIP NO.  077410108

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    RENEE E. BELFER
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group     (a) [X]
                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only

--------------------------------------------------------------------------------
4   Source of Funds       PF

--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     NEW YORK, UNITED STATES

--------------------------------------------------------------------------------
                                7   Sole Voting Power                2,825,926

Number of Shares Beneficially   ------------------------------------------------
                                8   Shared Voting Power              1,006,892

  Owned by Each Reporting       ------------------------------------------------
                                9   Sole Dispositive Power           2,825,926

      Person With               ------------------------------------------------
                                10  Shared Dispositive Power         1,006,892

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person     3,832,818

--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                   11.63%

--------------------------------------------------------------------------------
14  Type of Reporting Person        IN

--------------------------------------------------------------------------------

CUSIP NO.  077410108

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    BELFER CORP.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group     (a) [X]
                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only

--------------------------------------------------------------------------------
4   Source of Funds       WC

--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     DELAWARE, UNITED STATES

--------------------------------------------------------------------------------
                                7   Sole Voting Power                1,080,144

Number of Shares Beneficially   ------------------------------------------------
                                8   Shared Voting Power

  Owned by Each Reporting       ------------------------------------------------
                                9   Sole Dispositive Power           1,080,144

      Person With               ------------------------------------------------
                                10  Shared Dispositive Power

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person     1,080,144

--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    3.28%

--------------------------------------------------------------------------------
14  Type of Reporting Person        CO

--------------------------------------------------------------------------------

CUSIP NO.  077410108

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    ROBERT A. AND RENEE E. BELFER FAMILY FOUNDATION
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group     (a) [X]
                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only

--------------------------------------------------------------------------------
4   Source of Funds       OO

--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     NEW YORK, UNITED STATES

--------------------------------------------------------------------------------
                                7   Sole Voting Power                  713,500

Number of Shares Beneficially   ------------------------------------------------
                                8   Shared Voting Power

  Owned by Each Reporting       ------------------------------------------------
                                9   Sole Dispositive Power             713,500

      Person With               ------------------------------------------------
                                10  Shared Dispositive Power

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person       713,500

--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    2.17%

--------------------------------------------------------------------------------
14  Type of Reporting Person        OO

--------------------------------------------------------------------------------

CUSIP NO.  077410108

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    TRUST FOR THE BENEFIT OF ELIZABETH KONES BELFER (T-6)
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group     (a) [X]
                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only

--------------------------------------------------------------------------------
4   Source of Funds       OO

--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     NEW YORK, UNITED STATES

--------------------------------------------------------------------------------
                                7   Sole Voting Power                  503,466

Number of Shares Beneficially   ------------------------------------------------
                                8   Shared Voting Power

  Owned by Each Reporting       ------------------------------------------------
                                9   Sole Dispositive Power             503,466

      Person With               ------------------------------------------------
                                10  Shared Dispositive Power

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person       503,466

--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    1.53%

--------------------------------------------------------------------------------
14  Type of Reporting Person        OO

--------------------------------------------------------------------------------

CUSIP NO.  077410108

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    TRUST FOR THE BENEFIT OF ELIZABETH KONES BELFER (T-7)
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group     (a) [X]
                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only

--------------------------------------------------------------------------------
4   Source of Funds       OO

--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     NEW YORK, UNITED STATES

--------------------------------------------------------------------------------
                                7   Sole Voting Power                  503,466

Number of Shares Beneficially   ------------------------------------------------
                                8   Shared Voting Power

  Owned by Each Reporting       ------------------------------------------------
                                9   Sole Dispositive Power             503,466

      Person With               ------------------------------------------------
                                10  Shared Dispositive Power

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person       503,466

--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    1.53%

--------------------------------------------------------------------------------
14  Type of Reporting Person        OO

--------------------------------------------------------------------------------

CUSIP NO.  077410108

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    RENEE HOLDINGS PARTNERSHIP, L.P.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group     (a) [X]
                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only

--------------------------------------------------------------------------------
4   Source of Funds       WC

--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     NEW YORK, UNITED STATES

--------------------------------------------------------------------------------
                                7   Sole Voting Power                1,374,087

Number of Shares Beneficially   ------------------------------------------------
                                8   Shared Voting Power

  Owned by Each Reporting       ------------------------------------------------
                                9   Sole Dispositive Power           1,374,087

      Person With               ------------------------------------------------
                                10  Shared Dispositive Power

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person     1,374,087

--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    4.17%

--------------------------------------------------------------------------------
14  Type of Reporting Person        PN

--------------------------------------------------------------------------------

CUSIP NO.  077410108

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    A&B INVESTORS, INC.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group     (a) [X]
                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only

--------------------------------------------------------------------------------
4   Source of Funds       WC

--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     NEW YORK, UNITED STATES

--------------------------------------------------------------------------------
                                7   Sole Voting Power                  158,088

Number of Shares Beneficially   ------------------------------------------------
                                8   Shared Voting Power

  Owned by Each Reporting       ------------------------------------------------
                                9   Sole Dispositive Power             158,088

      Person With               ------------------------------------------------
                                10  Shared Dispositive Power

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person      158,088

--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)             LESS THAN 1%

--------------------------------------------------------------------------------
14  Type of Reporting Person        CO

--------------------------------------------------------------------------------

CUSIP NO.  077410108

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    BELWEST PETROLEUM, INC.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group     (a) [X]
                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only

--------------------------------------------------------------------------------
4   Source of Funds       WC

--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     DELAWARE, UNITED STATES

--------------------------------------------------------------------------------
                                7   Sole Voting Power                       330

Number of Shares Beneficially   ------------------------------------------------
                                8   Shared Voting Power

  Owned by Each Reporting       ------------------------------------------------
                                9   Sole Dispositive Power

      Person With               ------------------------------------------------
                                10  Shared Dispositive Power                330

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person            330

--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)             LESS THAN 1%

--------------------------------------------------------------------------------
14  Type of Reporting Person        CO

--------------------------------------------------------------------------------

CUSIP NO.  077410108

THIS AMENDMENT NO. 4 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON APRIL 8, 1996, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON APRIL 9, 1996, AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUNE 12, 1998, AND AMENDMENT NO. 3 FILED ON BEHALF OF THE REPORTING PERSONS ON NOVEMBER 2, 1999. THE TEXT OF ITEMS 1, 2, 3, 4, 5, 6, AND 7 OF SAID SCHEDULE 13D ARE HEREBY AMENDED AS FOLLOWS:

ITEM 1. SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), and the 6 1/2% convertible preferred stock, par value $0.01 per share (the "Preferred Stock"), of Belco Oil & Gas Corp., a Nevada corporation ("Belco" or the "Issuer"). The principal executive offices of Belco are located at 767 Fifth Avenue, 46th Floor, New York, New York 10153.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is filed by Robert A. Belfer, Renee E. Belfer, Belfer Corp. (f/k/a Belco Energy Corp.), a Delaware corporation ("BC"), Belwest Petroleum, Inc., a Delaware corporation ("BPI"), Robert A. and Renee E. Belfer Family Foundation (the "Belfer Foundation"), A&B Investors, Inc., a Delaware corporation ("A&B"), Trust for the benefit of Elizabeth Kones Belfer (T-6) ("T-6"), Trust for the benefit of Elizabeth Kones Belfer (T-7) ("T-7"), and Renee Holdings Partnership, L.P. (f/k/a Trust for the Benefit of Renee E. Belfer (T-8)) ("Renee Holdings"), collectively (the "Reporting Persons").

         (b) The business address for Robert A. Belfer, Renee E. Belfer, BC, BPI, the Belfer Foundation, Renee Holdings, T-6 and T-7 is 767 Fifth Avenue, 46th Floor, New York, New York 10153. The business address for A&B is 333 Clay Street, Suite 4150, Three Allen Center, Houston, Texas 77002.

         (c) Robert A. Belfer is Chairman of the Board and Chief Executive Officer of Belco, the President and sole director of BC, the President and sole director of BPI, the sole trustee of the Belfer Foundation, the President of A&B, and co-trustee of T-6 at the address listed in Item 1. Renee E. Belfer is not employed but serves as sole trustee of T-7.

         (d) The Reporting Persons identified in this Item 2 have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Persons identified in this Item 2 have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or are now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Robert A. Belfer and Renee E. Belfer are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since the filing of Amendment No. 3 to the statement on Schedule 13D, no securities of the Issuer have been purchased by the Reporting Persons.

CUSIP NO.  077410108


ITEM 4. PURPOSE OF THE TRANSACTION.

         The Issuer was organized as a Nevada corporation in January 1996 in connection with the combination (the "Combination") of certain oil and gas operations and assets (the "Combined Assets"), pursuant to that certain Exchange and Subscription Agreement and Plan of Reorganization dated as of January 1, 1996, by and among the Issuer and the owners of the Combined Assets. The Combined Assets were owned by (i) Belco Energy L.P., a Delaware limited partnership whose general partner and limited partners are members of the Robert
A. Belfer family and entities controlled by such family members and (ii) corporate affiliates whose capital stock is owned by the Robert A. Belfer family. The Combination was effected on March 29, 1996 with the issuance of an aggregate of 25 million shares of Common Stock to the owners of the Combined Assets in exchange for such assets. The number of shares of Common Stock currently held by each of the Reporting Persons is set forth in Item 5(a).

         The Common Stock and Preferred Stock held by Mr. Belfer and the other Reporting Persons is held for investment purposes. Mr. Belfer and the other Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on the price of the Common Stock and the Preferred Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Persons may acquire or dispose of Common Stock or Preferred Stock in the open market or in privately negotiated transactions. Any such acquisition will be for the account of the Reporting Person making such acquisition and will be made with personal or corporate funds of such Reporting Person. The Reporting Persons may, from time to time, transfer Common Stock or Preferred Stock by gift or other similar disposition to third parties.

         Since the filing of Amendment No. 3 to the statement on Schedule 13D, the following dispositions of securities of the Issuer have occurred: (i) Mr. Belfer gifted an aggregate of 200,000 shares of Common Stock to the Belfer Foundation in four separate transactions, (ii) Mr. Belfer gifted an aggregate of 200,000 shares of Common Stock to a charity in three separate transactions;
(iii) the Belfer Foundation gifted an aggregate of 136,500 shares of Common Stock to four different charities in eight separate transactions; and (iv) BC sold an aggregate of 32,000 shares of Preferred Stock in three separate transactions.

         On June 8, 2001, the Issuer entered into an Agreement and Plan of Merger dated June 8, 2001 (the "Merger Agreement") with Westport Resources Corporation, a Delaware corporation ("Westport"), whereby Westport will merge with and into the Issuer with the Issuer continuing as the surviving corporation. The Merger Agreement provides for shareholders of the Issuer to receive .4125 of a share of common stock in the surviving corporation, which is expected to be named "Westport Resources Corporation," for each share of Common Stock. The Preferred Stock will remain outstanding, and the existing conversion ratio will be adjusted as set forth in the Merger Agreement. In connection with the execution of the Merger Agreement, the Reporting Persons, together with certain other shareholders of the Issuer, entered into an Amended and Restated Shareholders Agreement dated June 8, 2001, among Westport, the Issuer, ERI Investments, Inc., a Delaware corporation ("ERI"), Westport Energy LLC, a Delaware limited liability company ("WELLC"), and certain other shareholders of the Issuer (the "Shareholders Agreement"). The Shareholders Agreement will become effective upon the effectiveness of the Merger. Robert A. Belfer, Renee
E. Belfer, BC, Renee Holdings, the Belfer Foundation and T-6 entered into a voting agreement, dated June 8, 2001, with Westport and the Issuer (the "Belco Voting Agreement").

         The purpose of the Belco Voting Agreement is to facilitate the merger of Westport with and into the Issuer (the "Merger"), pursuant to the terms of the Merger Agreement (the terms of which are hereby incorporated by reference). Under the terms of the Belco Voting Agreement (the terms of which are hereby incorporated by reference), Robert A. Belfer, Renee E. Belfer, BC, Renee Holdings, the Belfer Foundation and T-6 agreed to (i) vote their respective shares of Common Stock in favor of the Merger and to approve the Merger Agreement and the transactions contemplated thereby, (ii) to vote against any transaction, agreement, matter or Acquisition Proposal (as such term is defined in the Merger Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the Merger and the Merger Agreement, and (iii) subject to certain exceptions, not to transfer such shares, grant any proxy, power of attorney, or other authorization with respect to such shares or deposit such

CUSIP NO.  077410108

shares in a voting trust or enter into a voting agreement or voting arrangement with respect to such shares. The Belco Voting Agreement terminates automatically immediately upon termination of the Merger Agreement.

         In addition to the Belco Voting Agreement, Westport and the Issuer entered into a voting agreement dated June 8, 2001, among Westport, the Issuer, ERI and WELLC (the "Westport Voting Agreement"). The purpose of the Westport Voting Agreement is to facilitate the Merger, pursuant to the terms of the Merger Agreement. Under the terms of the Westport Voting Agreement (the terms of which are hereby incorporated by reference), ERI and WELLC agreed (i) to vote their shares of common stock of Westport in favor of the Merger and to approve the Merger Agreement and the transactions contemplated thereby and (ii) subject to certain exceptions, not to transfer such shares, grant any proxy, power of attorney, or other authorization with respect to such shares or deposit such shares in a voting trust or enter into a voting agreement or voting arrangement (other than the Westport Voting Agreement) with respect to such shares. The Westport Voting Agreement terminates automatically immediately upon termination of the Merger Agreement. The Reporting Persons are not parties to the Westport Voting Agreement.

         The Shareholders Agreement (the terms of which are hereby incorporated by reference) provides, among other things, that each of ERI and WELLC shall have the right to nominate three persons for election to the board of directors of the surviving corporation and that the Reporting Persons, together with certain other shareholders of the Issuer shall, as a group, have the right to nominate two persons for election to the board of directors of the surviving corporation. The Shareholders Agreement requires the parties thereto to vote their respective shares of common stock in favor of each other party's nominees for such time as the respective parties to the Shareholders Agreement have the right to nominate persons for election to the board of directors. Pursuant to the Merger Agreement, the board of directors of the Issuer designated Robert A. Belfer and Laurence D. Belfer as the Issuer's representatives to serve on the initial board of directors of the surviving corporation. The Shareholders Agreement also provides each of ERI, WELLC and the Reporting Persons, together with certain other shareholders of the Issuer named therein, with registration rights with respect to each such person's shares of common stock of the surviving corporation.

         The descriptions of the Merger Agreement, the Shareholders Agreement, the Belco Voting Agreement and the Westport Voting Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively.

         Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)      (i)      ROBERT A. BELFER. Mr. Belfer owns 5,835,379 shares
                           (17.71%) of Common Stock and 6,000 shares of Preferred Stock convertible into 6,775 shares of Common Stock for a total of 5,842,154 shares (17.73%) of Common Stock. By virtue of being the sole executive officer and director of BC and BPI, Donor
                           Trustee of the Belfer Foundation, 50% owner of A&B, co-trustee of T-6 and general partner of Renee
                           Holdings, Mr. Belfer may be deemed to share voting and dispositive powers with respect to those shares held by BC, BPI, the Belfer Foundation, A&B and the Trusts of which he is trustee or co-trustee, representing an aggregate of 3,255,962 shares (9.88%) of Common Stock and 508,000 shares of Preferred Stock convertible into 573,633 shares of Common Stock for a total of 3,829,595 shares (11.62%) of Common Stock.

                  (ii) RENEE E. BELFER. Renee E. Belfer owns 2,805,601 shares (8.51%) of Common Stock and 18,000 shares of Preferred Stock convertible into 20,325 shares of Common Stock for a total of 2,825,926 shares (8.57%) of Common Stock. By virtue of being co-trustee of T-6 and sole trustee of T-7, Renee E. Belfer may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by T-6 and T-7, representing an aggregate of 1,006,892 shares (3.06%) of Common Stock.

CUSIP NO.  077410108


                  (iii) BC. BC owns 845,271 shares (2.56%) of Common Stock and 208,000 shares of Preferred Stock convertible into 234,873 shares of Common Stock for a total of 1,080,144 shares (3.28%) of Common Stock.

                  (iv)     BPI. BPI owns 330 shares (less than 1%) of Common
                           Stock.

                  (v) BELFER FOUNDATION. Belfer Foundation owns 713,500 shares (2.17%) of Common Stock.

                  (vi) A&B. A&B owns 140,000 shares of Preferred Stock convertible into 158,088 shares (less than 1%) of Common Stock.

                  (vii)    T-6. T-6 owns 503,446 shares (1.53%) of Common Stock.

                  (viii)   T-7. T-7 owns 503,446 shares (1.53%) of Common Stock.

                  (ix) RENEE HOLDINGS. Renee Holdings owns 1,193,415 shares (3.62%) of Common Stock and 160,000 shares of Preferred Stock convertible into 180,672 shares of Common Stock for a total of 1,374,087 shares (4.17%) of Common Stock.

         (b)      See (a) above.

         (c)      Transactions within the last 60 days. See Item 4 above.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1: Agreement and Plan of Merger, dated June 8, 2001 between Belco Oil & Gas Corp. and Westport Resources Corporation.

Exhibit 10.2: Amended and Restated Shareholders Agreement, dated June 8, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc., Westport Energy LLC and certain Stockholders named therein.

Exhibit 10.3: Belco Voting Agreement, dated June 8, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp. and certain shareholders set forth on Schedule A thereto.

Exhibit 10.4: Westport Voting Agreement, dated June 8, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc. and Westport Energy LLC.

Exhibit 99.1:     Joint Filing Statement.

CUSIP NO.  077410108


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 15, 2001
                                    ROBERT A. BELFER

                                    By:  /s/ Robert A. Belfer
                                    --------------------------------------------
                                    Name:    Robert A. Belfer


                                    RENEE E. BELFER

                                    By:  /s/ Renee E. Belfer
                                    --------------------------------------------
                                    Name:    Renee E. Belfer


                                    BELFER CORP.

                                    By:  /s/ Robert A. Belfer
                                    --------------------------------------------
                                    Name:    Robert A. Belfer
                                    Title:   President


                                    THE ROBERT A. AND RENEE E. BELFER FAMILY
                                    FOUNDATION

                                    By:  /s/ Robert A. Belfer
                                    --------------------------------------------
                                    Name:    Robert A. Belfer
                                    Title:   Trustee


                                    TRUST FOR THE BENEFIT OF
                                    ELIZABETH KONES BELFER (T-6)

                                    By:  /s/ Robert A. Belfer
                                    --------------------------------------------
                                    Name:    Robert A. Belfer
                                    Title:   Trustee


                                    By:  /s/ Renee E. Belfer
                                    --------------------------------------------
                                    Name:    Renee E. Belfer
                                    Title:   Trustee

CUSIP NO.  077410108


                                    TRUST FOR THE BENEFIT OF
                                    ELIZABETH KONES BELFER (T-7)


                                    By:  /s/ Renee E. Belfer
                                    --------------------------------------------
                                    Name:    Renee E. Belfer
                                    Title:   Trustee


                                    RENEE HOLDINGS PARTNERSHIP, L.P.


                                    By:  /s/ Robert A. Belfer
                                    --------------------------------------------
                                    Name:    Robert A. Belfer
                                    Title:   General Partner


                                    A&B INVESTORS, INC.

                                    By:  /s/ Robert A. Belfer
                                    --------------------------------------------
                                    Name:    Robert A. Belfer
                                    Title:   President


                                    BELWEST PETROLEUM, INC.

                                    By:  /s/ Robert A. Belfer
                                    --------------------------------------------
                                    Name:    Robert A. Belfer
                                    Title:   President

CUSIP NO.  077410108


                                  EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
Exhibit 10.1:     Agreement and Plan of Merger, dated June 8, 2001 between Belco
                  Oil & Gas Corp. and Westport Resources Corporation
                  (Incorporated by reference from Exhibit 2.1 to the Issuer's
                  Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.2*:    Amended and Restated Shareholders Agreement, dated June 8,
                  2001, among Westport Resources Corporation, Belco Oil & Gas
                  Corp., ERI Investments, Inc., Westport Energy LLC and certain
                  Stockholders named therein.

Exhibit 10.3:     Belco Voting Agreement, dated June 8, 2001, among Westport
                  Resources Corporation, Belco Oil & Gas Corp. and certain shareholders set forth on Schedule A thereto (Incorporated by reference from Exhibit 2.3 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.4:     Westport Voting Agreement, dated June 8, 2001, among Westport
                  Resources Corporation, Belco Oil & Gas Corp., ERI Investments,
                  Inc. and Westport Energy LLC (Incorporated by reference from
                  Exhibit 2.2 to the Issuer's Current Report on Form 8-K, filed
                  June 14, 2001).

Exhibit 99.1*:    Joint Filing Statement.



---------
         * Filed herewith